Exhibit 99.1

August 9, 2016

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on Wednesday, September 7, 2016 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on August 4, 2016 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely, MARK TLUSZCZ Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on September 7, 2016

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on Wednesday, September 7, 2016 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to amend the Company’s Articles of Association to implement recent amendments to Israel’s Companies Law Regulations;

(2)	to re-elect Avishai Abrahami, Giora Kaplan and Mark Tluszcz as Class III directors, Ron Gutler as a Class II director and Allon Bloch as a Class I director, to serve until the Company’s annual general meeting of shareholders in 2019, 2018 and 2017, respectively, and until their respective successors are duly elected and qualified;

(3)	to amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and a new equity grant mechanism; and

(4)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing proposals, when proposal no. 4 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2015.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 4, 2016.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 4, 2016, or which appears in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on August 4, 2016, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Our Board recommends that you vote FOR each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place or to a day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting.  The affirmative vote of the holders of shareholders holding at least 66.66% of the voting power represented and voting in person or by proxy is required to approve proposal no. 1.   The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of proposal nos. 2, 3 and 4.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is August 6, 2016.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders will also be able to review the proxy statement at the “Investor Relations” portion of our website, www.wix.com or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office no later than 11:59 p.m. EST on September 6, 2016 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card.

By Order of the Board of Directors, MARK TLUSZCZ Chairman of the Board of Directors

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on September 7, 2016

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Wix.com Ltd. (the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders.  The Meeting will be held on Wednesday, September 7, 2016 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Wix ordinary shares, beginning August 9, 2016.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 4, 2016.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 4, 2016, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to amend the Company’s Articles of Association to implement recent amendments to Israel’s Companies Law Regulations;

(2)	to re-elect Avishai Abrahami, Giora Kaplan and Mark Tluszcz as Class III directors, Ron Gutler as a Class II director and Allon Bloch as a Class I director, to serve until the Company’s annual general meeting of shareholders in 2019, 2018 and 2017, respectively, and until their respective successors are duly elected and qualified;

(3)	to amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and a new equity grant mechanism; and

(4)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

In addition to considering the foregoing proposals, when proposal no. 4 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2015.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On August 4, 2016, the record date for the Meeting, we had a total of 42,458,660 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date is entitled to one vote on each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place or to a day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is proposal no. 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of shareholders holding at least 66.66% of the voting power represented and voting in person or by proxy is required to approve proposal no. 1.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of proposal nos. 2, 3 and 4.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

Registered Holders

If you are a shareholder of record whose shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you can vote your shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. EST on September 6, 2016.

If you provide specific instructions (by marking a box) with regard to the proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of each proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

Beneficial Owners

If you are a beneficial owner of the shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 4, 2016.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 4, 2016, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting.  Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning August 9, 2016.  Certain officers, directors, employees and agents of Wix, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

 Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, www.wix.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of August 4, 2016.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percentage of Ownership (2)
Entities affiliated with Mangrove Capital Partners (3)	8,280,010	19.5%
T. Rowe Price Associates Inc. (4)	5,095,483	12.0%
FMR LLC (5)	3,841,913	9.0%
Entities affiliated with Steadfast Capital Management (6)	2,575,926	6.1%
All executive officers and directors as a group (13 persons) (7)	11,801,356	26.5%
     _____________

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, and to restricted share units (RSUs) that are exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 42,458,660 ordinary shares issued and outstanding as of August 4, 2016.

(3)	Based on a Schedule 13G/A filed by Mangrove II Investments Sarl on March 11, 2016 and other information available to us, shares beneficially owned consist of 8,110,689 shares held by Mangrove II Investments Sarl, 46,020 options to purchase shares held by Mangrove II Investments Sarl exercisable within 60 days of August 4, 2016, and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Willibrord Ehses and Hans-Jürgen Schmitz. Mangrove Partners SCSp is managed by Mangrove Founders Sarl, a company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove Partners SCSp are Hans-Jurgen Schmitz and Willigrord Ehses. The address of Mangrove Capital Partners is 31 Boulevard Joseph II, L-1840, Luxembourg.

(4)	Based on a Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and T. Rowe Price New Horizons Fund, Inc. (“T. Rowe Price New Horizons”) with the SEC on June 10, 2016. Shares beneficially owned consist of 5,095,483 shares held by T. Rowe Price New Horizons and T. Rowe Price, both of which are companies incorporated and organized under the laws of the state of Maryland, United States. T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and an Investment Company registered under Section 8 of the Investment Company Act of 1940. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)	Based on a Schedule 13G/A filed by FMR LLC (“FMR”), with the SEC on February 12, 2016. Pursuant to the Schedule 13G/A, FMR has sole voting power over 366,442 shares and sole dispositive power over 3,841,913 shares. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(6)	Based on a Schedule 13G/A filed by Robert S. Pitts, Jr., Steadfast Capital Management LP (“Steadfast Management”), Steadfast Advisors LP (“Steadfast Advisors”), Steadfast Capital, L.P. (“Steadfast Capital”), American Steadfast, L.P. (“American Steadfast”), and Steadfast International Master Fund Ltd. (the “Offshore Fund”) (collectively, the “Steadfast Affiliates”) with the SEC on February 16, 2016. Mr. Pitts (beneficial owner of 2,575,926 ordinary shares) is the managing member of Steadfast Management (beneficial owner of 2,472,166 ordinary shares) and Steadfast Advisors (beneficial owner of 103,760 ordinary shares). Steadfast Advisors has the power to vote and dispose of the securities held by Steadfast Capital (beneficial owner of 103,760 ordinary shares). Steadfast Management has the power to vote and dispose of the securities held by American Steadfast (beneficial owner of 928,730 ordinary shares) and the Offshore Fund (beneficial owner of 1,543,436 ordinary shares). The Offshore Fund lists its address as c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108. The other Steadfast Affiliates list their address as 450 Park Avenue, 20th Floor, New York, New York 10022.

(7)	Consists of (i) 9,689,529 ordinary shares directly or beneficially owned by Wix’s directors and executive officers; and (ii) 2,111,827 ordinary shares constituting the cumulative aggregate number of options and restricted share units granted to the executive officers and directors which will have vested prior to October 4, 2016 and have not been exercised as of August 4, 2016. The numbers include also the shares held by entities affiliated with Mangrove Capital Partners over which Mr. Tluszcz may be deemed to share voting and dispositive power.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2015 by our five most highly-compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on April 13, 2016, a copy of which is available on our website at http://investors.wix.com/.

PROPOSAL 1 – PROPOSAL TO AMEND THE COMPANY’S ARTICLES OF
ASSOCIATION TO IMPLEMENT RECENT AMENDMENTS TO ISRAEL’S
COMPANIES LAW REGULATIONS

Background

In accordance with the Companies Law, companies organized under the laws of the State of Israel that are public companies, including companies, such as Wix, whose shares are listed only on a stock exchange outside of Israel, are required to appoint at least two “external directors” to their board of directors, who meet the statutory independence qualification requirements of the Companies Law (“External Directors”).

In general, an External Director is elected for a three year term by a special majority vote of shareholders, which excludes controlling shareholders and shareholders with a personal interest, and may be removed from office only under very limited circumstances.  The term of office may be extended by the shareholders for additional three year-terms with special approval and recommendation of the audit committee and the board.  Each committee of the board of directors must include at least one External Director and each of the audit committee and the compensation committee must include all of the External Directors (including one External Director serving as the chair of such committees).

These Israeli law requirements apply in addition to the NASDAQ and SEC independent director requirements and audit committee and compensation committee composition requirements, thereby resulting in a duplicative regulatory burden for Israeli companies whose shares are listed on NASDAQ.

In April 2016, the Israeli Ministry of Justice adopted amendments to the Companies Regulations (Relief for Companies Traded on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”), to mitigate the duplicative regulatory burden described above.

Pursuant to the new amended regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Companies Law), such as Wix, may elect:

•	not to appoint External Directors to its board of directors; and

•	not to follow the requirements of the Companies Law relating to audit committee and compensation committee composition and chairman committee identity;

provided, the Company complies with the applicable SEC and NASDAQ independent director requirements and audit committee and compensation committee composition requirements.

Current Composition of the Company’s Board of Directors and Committees

Wix’s Board currently consists of nine directors, including two External Directors – Ron Gutler and Norbert Becker.  The Board has determined that seven of its current nine members (all directors other than Avishai Abrahami and Giora Kaplan) are independent under NASDAQ rules.

In accordance with Wix’s Articles of Association, the directors (other than the External Directors) are divided into three classes, with staggered three-year terms, as follows:

•	the Class I directors are Allon Bloch and Erika Rottenberg, and their terms expire at the annual meeting of shareholders to be held in 2017;

•	the Class II directors are Yuval Cohen and Roy Saar, and their terms expire at the annual meeting of shareholders to be held in 2018; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at this Meeting.

The terms of office of Ron Gutler and Norbert Becker as External Directors are currently scheduled to expire in February 2017 and October 2017, respectively.

All members of Wix’s audit committee and compensation committee are independent directors under NASDAQ rules, and both External Directors (Messrs. Gutler and Becker) serve as members of such committees, with Ron Gutler serving as the chair of both committees.

Changes Adopted Following the Relief Regulations

Following the adoption of the Relief Regulations, the nominating and corporate governance committee recommended, and the Board approved:

•	not appointing External Directors to Wix’s Board; and

•	not to complying with the audit committee and compensation committee composition and chairman requirements of the Companies Law.

Accordingly, the nominating and corporate governance committee recommended, and the Board approved, that Ron Gutler and Norbert Becker transition from serving as External Directors and become “regular” independent directors and be assigned to one of the three existing Board classes.  Since each of Classes I and II of the Board currently consists of two directors and Class III consists of three directors, the nominating and corporate governance committee recommended, and the Board approved, to designate and appoint Mr. Becker to Class I and Mr. Gutler to Class II, resulting in each class consisting of three directors.

Because Mr. Gutler’s term of office is scheduled to expire in February 2017 in accordance with the transition rules of the Relief Regulations, Mr. Gutler will be standing for re-election as a Class II director at this Meeting, as described in proposal no. 2, to avoid the need to call a special meeting of shareholders for this purpose in February 2017.

The term of office of Mr. Becker is scheduled to expire in October 2017.  Accordingly, Mr. Becker will stand for re-election as a Class I director at the 2017 annual general meeting of shareholders, which is scheduled to occur on or prior to October 2017.

Proposed Amendments to the Articles of Association

The adoption of the Relief Regulations and the transition of the External Directors requires adopting certain conforming changes to the Articles of Association, which include references in several sections to External Directors.

Accordingly, the nominating and corporate governance committee recommended, and the Board approved and recommended that the shareholders approve at the Meeting, changes to the Articles of Association to provide that all references to External Directors in the Articles of Association shall be disregarded so long as Wix elects not to appoint External Directors in accordance with applicable law.

Proposal

The shareholders are being asked to approve the following amendments to the Articles of Association to implement the Relief Regulations.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to amend the Company’s Articles of Association, as set forth below (additions are marked in bold double underline, and deletions are marked in bold strikethrough):

48.              Number of Directors.  The number of directors serving on the Board of Directors may be determined from time to time by the Board of Directors provided however that the overall number of directors at a given time be not less than three (3) and not more than nine (9), including the external directors, to the extent applicable. ~~excluding external directors required by the Companies Law~~

53A.          Opt-Out Election.  In the event the Board of Directors elects, in accordance with Israel’s Companies Regulations (Relief for Companies Traded on a Stock Exchange Outside of Israel), 5760-2000, or any successor regulations, to opt out from the requirement of the Companies Law to appoint external directors, then, for so long as such election of the Board of Directors remains in effect, all references to external directors in these Articles shall be disregarded.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution to approve amendments to the Articles of Association to implement the Relief Regulations.

PROPOSAL 2 – PROPOSAL TO ELECT FIVE DIRECTORS

Background

As described in proposal no. 1, our Board currently has nine directors. Norbert Becker, Allon Bloch, Yuval Cohen, Ron Gutler, Erika Rottenberg, Roy Saar and Mark Tluszcz each qualify as independent directors under the listing standards of The NASDAQ Stock Market.  Each of Messrs. Becker and Gutler and Ms. Rottenberg is also independent under the independence requirements of Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, relating to independence criteria applicable to audit committee members.

Following the transition of the two External Directors, as described in proposal no. 1, our directors are divided into three classes with staggered three-year terms as follows:

•	the Class I directors are Norbert Becker, Allon Bloch and Erika Rottenberg, and their terms expire at our annual meeting of shareholders to be held in 2017;

•	the Class II directors, are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2018; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at this Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

You are being asked:

•	to re-elect our Class III directors, Avishai Abrahami, Giora Kaplan and Mark Tluszcz, whose terms expire as of the date of the Meeting;

•	to re-elect Allon Bloch as a Class I director, who was appointed by the Board as a Class I director in July 2016 to fill a vacancy on the Board; and

•	to re-elect, in accordance with the transition rules of the Relief Regulations, Ron Gutler as a Class II director.

If re-elected at the Meeting, each of Messrs. Abrahami, Kaplan and Tluszcz will serve until the 2019 annual general meeting of our shareholders, Mr. Bloch will serve until the 2017 annual general meeting of our shareholders and Mr. Gutler will serve until the 2018 annual general meeting of our shareholders, and, in each case, until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

Although the term of office of the Class I directors expires at the 2017 annual general meeting of our shareholders, the nominating and corporate governance committee of our Board recommended and our Board approved, that the re-election of Mr. Bloch be presented to the shareholders vote at this Meeting since Mr. Bloch was appointed by the Board as a Class I director in July 2016 to fill a vacancy on the Board.

In accordance with the Companies Law, each of Messrs. Abrahami, Bloch, Gutler, Kaplan and Tluszcz has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of Wix, taking into account the size and special needs of Wix.

During 2015, all of our directors standing for re-election at the Meeting attended more than 75% of our Board meetings and more than 75% of the meetings of each of the committees of the Board on which such director served.

The nominating and corporate governance committee of our Board recommended that each of Messrs. Abrahami, Bloch, Gutler, Kaplan and Tluszcz be re-elected at the Meeting to the Board classes and for the terms described above.  Our Board approved this recommendation.

Biographical information concerning Messrs. Abrahami, Bloch, Gutler, Kaplan and Tluszcz, the nominees for re-election as directors at this Meeting, and for each of the other directors is set forth below.

Class I Directors:

Norbert Becker, 62, has served as a member of our Board since October 2014 and serves as an external director under the Companies Law.  Mr. Becker serves on the board and committees of a number of private companies in the financial services industry, including as a director and a member of the audit and remuneration committee of Paypal Europe since 2008.  From 2005 until 2011, Mr. Becker served as a director, chairman of the audit committee, and a member of the remuneration committee of Skype S.à.r.l.  In 2007, Mr. Becker was one of the co-founders of Compagnie de banque Privée, a private bank incorporated in Luxembourg and serves as Chairman.  Prior to that, Mr. Becker held various senior executive positions in Andersen Worldwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young.  Mr. Becker is involved with a number of international private equity firms, such as Edmond de Rothschild Group.  Mr. Becker also served on the board of BIP Investment Partners, a public investment firm based in Luxembourg.  He is the managing director of Intesa Sanpaolo Holdings International S.A., which is wholly owned by Intesa Sanpaolo, Mr. Becker is the Chairman of Lombard International Assurance S.A and he is the founding partner and Chairman of Atoz, a tax advisory firm.  Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University.

Allon Bloch, 46, has served as a member of our Board since July 2016.  Mr. Bloch also served as a member of our board of directors from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010.  From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a leading online US car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd, which does business as “mySupermarket”, a private online grocery shopping company.  Mr. Bloch is currently a member of the board of directors of several private companies.  Since July 2012, Mr. Bloch has also served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a venture capital firm based in Israel.  Prior to that, he was a consultant in McKinsey & Company’s London office.  Mr. Bloch holds a B.Sc. in Biology from Tel Aviv University and an M.B.A. from Columbia University.

Erika Rottenberg, 54, has served as a member of our Board since October 2014.  Ms. Rottenberg serves as a board member and a member of the audit and compensation committees at Twilio, Inc., a cloud communications platform, since June 2016. Ms. Rottenberg has served as General Counsel of several public companies, and most recently, from July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet.  Prior to LinkedIn, Ms.  Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company.  Ms.  Rottenberg began her legal career at the Silicon Valley-based law firm of Cooley LLP where she practiced corporate and employment law.  Ms.  Rottenberg serves on advisory boards of private companies, and the boards of directors of the Girl Scouts of Northern California, the Center for Democracy and Technology (CDT) and the Silicon Valley Law Foundation.  She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Class II Directors:

Yuval Cohen, 53, has served as a member of our Board since August 2013.  Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing approximately $1 billion that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund.  Mr. Cohen currently serves as the Chairman of the Board of Directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital.  Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Ron Gutler, 58, has served as a member of our Board since July 2013, as our lead independent director since February 2016 and as an external director under the Companies Law.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance.  Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company.  Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank.  He also established and headed the Israeli office of Bankers Trust.  Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and CyberArk Software Ltd., an Israeli  cyber security company traded on NASDAQ, and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group.  Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar, 46, has served as a member of our Board since January 2007.  Since 2011 Mr. Saar has been a consultant to Mangrove III Investment Fund, a European venture capital firm.  In 1998, he co-founded Sphera Corporation, a virtual servers technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

Class III Directors:

Avishai Abrahami, 45, is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board from November 2013 until February 2016, at which time he was appointed Honorary Chairman.  From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Giora Kaplan, 46, is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as one of our directors since 2006.  From 2004 to 2006, he served as a technology and product management consultant to several start-up companies.  Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001.  He also co-founded and served as Chief Technology Officer or Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999.  Mr. Kaplan served in the Israeli Defense Forces’ elite computer intelligence unit from 1988 until 1991.

Mark Tluszcz, 49, has served as the Chairman of our Board since February 2016, as a member of our Board since June 2010 and as our lead independent director from October 2013 until February 2016.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of FreedomPop, JobToday and Galencium.  Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Proposal

The shareholders are being asked to re-elect each of Messrs. Abrahami, Kaplan and Tluszcz for a term to expire at the 2019 annual general meeting of our shareholders, to re-elect Mr. Bloch for a term to expire at the 2017 annual general meeting of our shareholders and to re-elect Mr. Gutler for a term to expire at the 2018 annual general meeting of our shareholders, and, in each case, until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Avishai Abrahami be re-elected as a Class III director, to serve until the 2019 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Giora Kaplan be re-elected as a Class III director, to serve until the 2019 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Mark Tluszcz be re-elected as a Class III director, to serve until the 2019 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Allon Bloch be re-elected as a Class I director, to serve until the 2017 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Ron Gutler be re-elected as a Class II director, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

        See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Messrs. Abrahami, Bloch, Gutler, Kaplan and Tluszcz to the Board classes and for the terms described above.

PROPOSAL 3 – PROPOSALTO AMEND THE COMPENSATION OF THE
COMPANY’S NON-EXECUTIVE DIRECTORS TO PROVIDE FOR FIXED ANNUAL
DIRECTOR FEES AND A NEW EQUITY GRANT MECHANISM

Background

Based on an analysis of the appropriate remuneration of our directors, the compensation committee of our Board has proposed to change the structure of the fees paid to our directors.  In general, the proposal would provide a fixed annual fee for the Chairman of the Board, the lead independent director, each director and each committee chairperson and member, and set a fixed equity grant mechanism.  The proposal contributes to the uniformity of our directors’ remuneration and eliminates the per meeting cash fees currently paid.

We are seeking your approval of these changes because the Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.

We currently pay each of our non-executive directors an annual cash retainer for the services provided to our Board of directors and our committees, as well as a separate cash payment for each Board or committee meeting attended.  Our non-executive directors were also granted a one-time option grant upon their appointment to the Board.  A majority of such options were granted in the course of 2013, prior to the Company’s IPO, with a three year vesting period ending in 2016.

We are now proposing to eliminate the board and committee meeting fees for the non-executive directors and instead increase the annual cash retainer.  We are also proposing to adopt a fixed, automatic equity grant mechanism for our non-executive directors. This new compensation program is proposed to be approved by the Company’s shareholders for a term of three years, to expire at the 2019 annual general meeting of the Company’s shareholders.

In making its recommendation, the compensation committee considered several factors, including comparable industry data and data of 19 peer companies in our industry (as listed in Annex A hereto), as well as certain other factors.  The compensation committee directly engaged the services of Radford, a leading global provider of consulting services relating to human capital and compensation.  No member of the compensation committee or any named executive officer has any affiliation with Radford.  Radford reported directly to the compensation committee.  Our compensation committee and the Board believe that director compensation should be fair and equitable to enable the Company to attract qualified members to serve on its Board. Following is the director compensation structure proposed by the compensation committee and the Board.  The proposed director compensation structure is in line with the Company’s compensation policy for directors and is designed to enable us to appropriately incentivize and attract qualified members to our Board, while ensuring that our director compensation program is consistent with market practices, and share price appreciation:

Cash Fees

Effective upon approval by the shareholders of the Company.

Annual Retainer for Board Membership:
Annual service on the board of directors (including chair of the Board and lead - independent director)          $35,000
Supplemental annual fee for service as chair of the Board                                                                                          $40,000
Supplemental annual fee for service as lead-independent director                                                                            $17,500
Supplemental annual travel time fee for non-Israeli based directors                                                               Up to $20,000
($5,000 for each quarter during which a director attends meetings in Israel)

Additional Annual Retainer for Committee Membership:
Annual service as member of audit committee (other than chair)                                                                                $8,000
Annual service as chair of audit committee                                                                                                                    $20,000
Annual service as member of compensation committee (other than chair)                                                                $5,000
Annual service as chair of compensation committee                                                                                                    $10,000
Annual service as member of nominating and corporate governance committee
(other than chair)                                                                                                                                                                 $5,000
Annual service as chair of nominating and corporate governance committee                                                          $7,500

Equity Awards

-	Initial Grant: Upon initial election to the Board, each non-executive director will be granted 5,502 restricted stock units (“RSUs”) and options to purchase 16,504 Company ordinary shares (“Options” and the “Initial Grant”, respectively).

-	Annual Grant: Following the expiration of the Initial Grant, each non-executive director will be granted annual awards, each of which shall be comprised of 1,906 RSUs and Options to purchase 5,718 ordinary shares (each an “Annual Grant”).

o	The vesting of the options granted in July 2013 to Messrs. Cohen, Saar and Gutler upon their election to the Board was completed on July 28, 2016, and the Board, following the recommendation of the Compensation Committee, approved on July 26, 2016, an Annual Grant to Messrs. Cohen, Saar and Gutler, subject to the approval of the shareholders at the Meeting of the new non-executive director compensation program, as described in this proposal no. 3.

-	Vesting Schedule: The Initial Grant will vest in equal quarterly installments over three years, subject to continued service as a director through the applicable vesting dates. The Annual Grants will vest in equal quarterly installments over a one year period, commencing upon the expiration of the vesting period of the preceding equity grant, and subject to continued service as a director through the applicable vesting dates.

-	Vesting Acceleration:

o	The Initial Grants and the Annual Grants will be subject to a “double trigger” full acceleration vesting mechanism upon a “Change of Control”, as defined in the Company’s 2013 Incentive Compensation Plan or any successor equity incentive plan adopted by the Company (the “Plan”).

o	Options granted to non-executive directors prior to the Meeting, which are unvested on the date of the Meeting, be also become subject to a “double trigger” full acceleration vesting mechanism upon a “Change of Control”, as defined in the Plan.

▪	The outstanding unvested Options on the date of the Meeting consist of options to purchase 55,200 ordinary shares granted to Erika Rottenberg on December 22, 2014, and options to purchase 55,200 ordinary shares granted to Norbert Becker on October 27, 2014.

-	Exercise Price:

o	In the case of non-executive directors who are Israeli residents, the exercise price of the Options shall equal the average closing share prices of the Company’s ordinary shares on NASDAQ on the 30 trading days prior to the date of the first Board meeting held immediately after the expiration of the preceding vesting period.

o	In the case of non-executive directors who are not Israeli residents, the exercise of the Options shall equal the closing share price of the Company’s ordinary shares on NASDAQ on the trading day of the first Board meeting held immediately after the expiration of the preceding vesting period.

-	Expiration Date: Subject to the other terms of the Plan, the Options shall expire 10 years from the date of grant.

-	Fair Value: The fair value of the RSUs and Options shall be determined in accordance with the Black-Scholes-Merton option pricing model on the date the applicable equity grants are approved by the Board.

The Options and RSUs shall be granted pursuant to the Plan.

The Company will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Board or any committee thereof in accordance with the Company’s policy.

Employee directors will receive no additional compensation for their service as a director; provided, however, that an executive director who ceases to be a Company executive and is designated by the Board as a non-executive director, shall be entitled to the same compensation as a non-executive director (other than the Initial Grant), commencing on the date such director is designated by the Board as a non-executive director.

The following table compares the proposed non-executive director compensation program to the average compensation of our non-executive directors during 2015:

	Average Total Annual Cash Fees	Average Annual Value of Equity Grants	Average Total Compensation
2015 (1)	$38,166	$185,485	$223,651
Proposed Compensation Program (2)	$54,430	$180,000	$234,430
____
(1)	No fees were attributed to the Chairman of the Board in 2015 because the Chairman of the Board was a Company executive in 2015.
(2)	Exclusive of travel time fee.

Proposal

The shareholders are being asked to approve the proposed compensation of the Company’s non-executive directors as described in this proposal no. 3.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that the non-executive directors of the Company be paid the cash fees and be granted the equity awards set forth in proposal no. 3 of this proxy statement.

FURTHER RESOLVED, that the options granted on December 22, 2014 to Erika Rottenberg, a non-executive director of the Company, to purchase 55,200 ordinary shares, shall be subject to a “double trigger” full acceleration vesting mechanism upon a “Change of Control” (as defined in the Plan).

FURTHER RESOLVED, that the options granted on October 27, 2014 to Norbert Becker, a non-executive director of the Company, to purchase 55,200 ordinary shares, shall be subject to a “double trigger” full acceleration vesting mechanism upon a “Change of Control” (as defined in the Plan).

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the amendments to the compensation of the Company’s non-executive directors as described in this proposal no. 3.

PROPOSAL 4 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF
OUR 2015 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board have appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2016.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2014	2015
	(in thousands)
Audit fees (1)	$416	$419
Audit-related fees (2)	42	75
Tax fees	87	45
Total	$545	$539
        ______________

(1)
“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2015 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2015, including our 2015 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, www.wix.com.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 2014.

Proposal

The shareholders are being asked to adopt the following resolution:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for 2016 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016.

CORPORATE GOVERNANCE INITIATIVES

The Board is pleased to provide an update on several corporate governance initiatives undertaken by the Company in the course of the year.

Separation of Chairman and Chief Executive Officer.  In February 2016, the Company announced the appointment of Mark Tluszcz as the Company’s Chairman of the Board following the Company’s decision to separate the positions of Chairman and Chief Executive Officer, both of which were held at such time by Avishai Abrahami.

Appointment of Lead Independent Director.  In February 2016, the Company announced the appointment of independent director, Ron Gutler, as the Company’s lead independent director.  Mr. Gutler is not associated in any manner with any of the Company’s significant shareholders. The lead independent director’s specific enumerated powers and responsibilities, as set forth in the Company’s Corporate Governance Guidelines, are designed to promote strong independent Board leadership and effective independent oversight.

Increased Board Independence.  In July 2016, the Board appointed Allon Bloch as an independent member of the Board.  Following Mr. Bloch’s appointment, the Board consists of nine directors, seven of which are independent under NASDAQ rules.  Of the seven independent directors, five of the independent directors – Norbert Becker, Allon Bloch, Yuval Cohen, Ron Gutler and Erika Rottenberg – are not associated in any manner with any significant shareholder of the Company.

Dilution Management.  The Company has continued to take a disciplined approach to managing the long-term effects of equity incentive grants and is committed to vigilant management of stock dilution.

A significant portion of the Company’s overhang from outstanding equity incentives consists of historical in-the-money vested options, including vested par value options, which the Company believes is not unusual for companies of similar age, size, industry and sector.

The Company believes the fact that employees have elected not to exercise historical in-the-money vested options should be viewed positively by investors as it reflects the employees’ belief in the long term prospects of the Company, electing to continue to hold the options as part of their overall investment portfolio.  The Company further notes that during 2016 a significant amount of vested par value options have been exercised by management and employees.

As part of the management of stock dilution, the Company also shifted during the course of 2015 to substitute a portion of its option grants with RSU grants.  The Company believes that the increased grant of RSUs, in smaller quantities relative to options and which are not subject to the holders’ exercise election, will further support the Company’s reduction of overhang from outstanding equity incentives over time.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2017 ANNUAL GENERAL MEETING OF S
HAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2017 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than June 9, 2017; provided that if the date of the 2017 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2017 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2017 will include (1) the election (or reelection) of Class I directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2016 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2017 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2017 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on April 13, 2016 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.wix.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors, MARK TLUSZCZ Chairman of the Board of Directors

Dated: August 9, 2016

Annex A
List of Companies

1.	BroadSoft

2.	Chegg

3.	Cornerstone OnDemand

4.	Demandware

5.	HubSpot

6.	Imperva

7.	Infoblox

8.	IntraLinks Holdings

9.	LogMeIn

10.	Marketo

11.	Paycom Software

12.	Paylocity Holding

13.	PROS Holdings

14.	Qualys

15.	Shopify

16.	Shutterstock

17.	SPS Commerce

18.	Zendesk

19.	CyberArk Software